Exhibit 99.1

Jianpu Technology Inc. Reports Third Quarter 2022 Unaudited Financial Results

Beijing, December 2, 2022 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Operational and Financial Highlights:

•	Total revenues from recommendation services for the third quarter of 2022 increased by 30.3% to RMB211.6 million (US$29.7 million) from RMB162.4 million in the same period of 2021, primarily driven by the increases in credit card volume and the number of domestic loan applications, as well as the increase in average fee per domestic loan application. The credit card volume and number of domestic loan applications for recommendation services increased by 6.5% to approximately 1.1 million and 18.5% to approximately 5.0 million, respectively, in the third quarter of 2022 compared with the same period of 2021.

•	Revenues from big data and system-based risk management services decreased by 18.8% to RMB25.0 million (US$3.5 million) in the third quarter of 2022 from RMB30.8 million in the same period of 2021. The decrease was mainly attributable to a decrease in the number of paying customers related to the impact of COVID-19 on the Company’s cooperation with customers and product adjustments.

•	Revenues from advertising and marketing services and other services increased by 66.0% to RMB32.2 million (US$4.5 million) in the third quarter of 2022 from RMB19.4 million in the same period of 2021. The increase was mainly attributable to the growth of insurance brokerage services and other new business initiatives.

•	Loss from operations was RMB31.9 million (US$4.5 million) in the third quarter of 2022, compared with RMB60.6 million in the same period of 2021. Operating loss margin was 11.9% in the third quarter of 2022, compared with 28.5% in the same period of 2021. The improvement in loss from operations was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.

•	Net loss was RMB25.1 million (US$3.5 million) in the third quarter of 2022, compared with RMB60.0 million in the same period of 2021. Net loss margin was 9.3% in the third quarter of 2022, compared with 28.2% in the same period of 2021.

•	Non-GAAP adjusted net loss[1] was RMB9.4 million (US$1.3 million) in the third quarter of 2022, compared with Non-GAAP adjusted net loss[1] of RMB50.8 million in the same period of 2021. Non-GAAP adjusted net loss margin[1] was 3.5% in the third quarter of 2022, compared with 23.9% in the same period of 2021.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

First Nine Months 2022 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services increased by 19.6% to approximately 3.2 million and 40.2% to approximately 13.2 million, respectively, in the first nine months of 2022 compared with the same period of 2021. As a result, total revenues from recommendation services for the first nine months of 2022 increased by 34.3% to RMB560.4 million (US$78.8 million) from RMB417.3 million in the same period of 2021.

•	Revenues from big data and system-based risk management services decreased by 27.6% to RMB68.0 million (US$9.6 million) in the first nine months of 2022 from RMB93.9 million in the same period of 2021. The decrease was mainly attributable to a decrease in the number of paying customers related to the impact of COVID-19 on the Company’s cooperation with customers and product adjustments.

•	Revenues from advertising and marketing services and other services increased by 151.7% to RMB113.0 million (US$15.9 million) in the first nine months of 2022 from RMB44.9 million in the same period of 2021. The increase was mainly attributable to the growth of insurance brokerage services and other new business initiatives.

•	Loss from operations was RMB122.4 million (US$17.2 million) in the first nine months of 2022, compared with RMB197.3 million in the same period of 2021. Operating loss margin was 16.5% in the first nine months of 2022, compared with 35.5% in the same period of 2021. The improvement of loss from operations was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.

•	Net loss was RMB114.1 million (US$16.0 million) in the first nine months of 2022, compared with RMB155.8 million in the same period of 2021. Net loss margin was 15.4% in the first nine months of 2022, compared with 28.0% in the same period of 2021.

•	Non-GAAP adjusted net loss[1] was RMB92.2 million (US$13.0 million) in the first nine months of 2022, compared with Non-GAAP adjusted net loss[1] of RMB140.8 million in the same period of 2021. Non-GAAP adjusted net loss margin[1] was 12.4% in the first nine months of 2022, compared with 25.3% in the same period of 2021.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “In the third quarter, we maintained solid total revenue growth of 26.4% year-over-year and our Non-GAAP adjusted net loss margin1 significantly reduced to 3.5% from 23.9% a year earlier and 12.1% in the previous quarter, against the backdrop of a challenging macro environment. These resilient results were primarily driven by our balanced and diversified revenue structure, continued operating efficiency improvements, and cost optimization measures. We continued to execute on our strategy for optimizing company resources and streamlining operations to enhance our operational efficiency. In addition, our ongoing disciplined cost optimization measures continued to enhance our overall productivity.”

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

The uncertainties around both COVID control measures and macro economy may persist into the fourth quarter. Therefore, we are adopting a cautious outlook on our business growth, which could moderate further in the fourth quarter. Looking ahead, we believe our industry leading position, technological capabilities, diversified revenue structure and continued efficiency gains will enable us to successfully navigate through the cycle and maintain a healthy and sustainable rate of growth. We remain committed to progressing on our vision of ‘Becoming everyone’s financial partner’, thereby delivering greater long-term value to the company and shareholders,” concluded Mr. Ye.

“Our third-quarter results highlight our relentless effort to maintain a good balance between business growth and operational efficiency. Our revenues from recommendation services increased by 30.3% year-over-year, while revenues from advertising, marketing services and other services were up 66.0% year-over-year. With the continued optimization of our cost structure and improvement in productivity, our Non-GAAP adjusted net loss1 reduced significantly by 81.5% year-over-year to just RMB9.4 million in the third quarter. We will maintain disciplined cost control, and strive to improve our productivity and margin further,” said Oscar Chen, Chief Financial Officer of Jianpu.

Third Quarter 2022 Financial Results

Total revenues for the third quarter of 2022 increased by 26.4% to RMB268.8 million (US$37.8 million) from RMB212.6 million in the same period of 2021.

Total revenues from recommendation services increased by 30.3% to RMB211.6 million (US$29.7 million) in the third quarter of 2022 from RMB162.4 million in the same period of 2021.

Revenues from recommendation services for credit cards increased by 11.9% to RMB129.5 million (US$18.2 million) in the third quarter of 2022 from RMB115.7 million in the same period of 2021. Credit card volume in the third quarter of 2022 increased by 6.5% to approximately 1.1 million from 1.0 million in the same period of 2021. The average fee per credit card were RMB116.4 (US$16.4) in the third quarter of 2022 and RMB110.8 in the same period of 2021, respectively.

Revenues from recommendation services for loans increased by 75.8% to RMB82.1 million (US$11.5 million) in the third quarter of 2022 from RMB46.7 million in the same period of 2021. The number of domestic loan applications on the Company’s platform was approximately 5.0 million in the third quarter of 2022, representing an 18.5% increase from that in the same period of 2021. The average fee per domestic loan application increased to RMB16.5 (US$2.3) in the third quarter of 2022 from RMB11.2 in the same period of 2021, resulting from a more optimized product revenue mixture.

Revenues from big data and system-based risk management services decreased by 18.8% to RMB25.0 million (US$3.5 million) in the third quarter of 2022 from RMB30.8 million in the same period of 2021. The decrease was mainly attributable to a decrease in the number of paying customers related to the impact of COVID-19 on the Company’s cooperation with customers and product adjustments.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Revenues from advertising and marketing services and other services increased by 66.0% to RMB32.2 million (US$4.5 million) in the third quarter of 2022 from RMB19.4 million in the same period of 2021, primarily due to the growth of the Company’s insurance brokerage services and other new business initiatives.

Cost of promotion and acquisition increased by 22.1% to RMB180.2 million (US$25.3 million) in the third quarter of 2022 from RMB147.6 million in the same period of 2021. The increase was primarily due to the growth of the Company’s revenues from recommendation services, insurance brokerage services and other new business initiatives.

Cost of operation increased by 5.0% to RMB21.0 million (US$3.0 million) in the third quarter of 2022 from RMB20.0 million in the same period of 2021. The increase was primarily attributable to an increase in software development and maintenance costs related to the big data and system-based risk management services, partially offset by decreases in payroll costs and depreciation expenses.

Sales and marketing expenses increased by 1.2% to RMB34.5 million (US$4.9 million) in the third quarter of 2022 from RMB34.1 million in the same period of 2021. The increase was primarily due to an increase in call center outsourcing expenses, partially offset by a decrease in payroll expenses.

Research and development expenses decreased by 11.2% to RMB28.6 million (US$4.0 million) in the third quarter of 2022 from RMB32.2 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses decreased by 41.6% to RMB23.0 million (US$3.2 million) in the third quarter of 2022 from RMB39.4 million in the same period of 2021, primarily due to decreases in professional fees, payroll expenses, credit loss expenses and share-based compensation expenses.

Impairment of goodwill and intangible assets was RMB13.3 million (US$1.9 million) in the third quarter of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom Treasure (Beijing) Co.,Ltd, which experienced a decline in revenue due to the impact of COVID-19 prevention and control measures. There was no such impairment loss in the same period of 2021.

Loss from operations was RMB31.9 million (US$4.5 million) in the third quarter of 2022, compared with RMB60.6 million in the same period of 2021. Operating loss margin was 11.9% in the third quarter of 2022, compared with 28.5% in the same period of 2021. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization, partially offset by the impairment of goodwill and intangible assets.

Others, net increased by 341.2% to RMB7.5 million (US$1.1 million) in the third quarter of 2022 from RMB1.7 million in the same period of 2021, primarily attributable to tax benefits for value-added tax.

Net loss was RMB25.1 million (US$3.5 million) in the third quarter of 2022 compared with RMB60.0 million in the same period of 2021. Net loss margin was 9.3% in the third quarter of 2022, compared with 28.2% in the same period of 2021.

Non-GAAP adjusted net loss1, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments was RMB9.4 million (US$1.3 million) in the third quarter of 2022, compared with RMB50.8 million in the same period of 2021. Non-GAAP adjusted net loss margin1 was 3.5% in the third quarter of 2022 compared with 23.9% in the same period of 2021.

Non-GAAP adjusted EBITDA2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the third quarter of 2022 was a loss of RMB7.2 million (US$1.0 million), compared with a loss of RMB47.9 million in the same period of 2021.

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and time deposits of RMB700.5 million (US$98.5 million), and working capital of approximately RMB400.3 million (US$56.3 million). Compared to those as of December 31, 2021, cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment decreased by RMB62.3 million, which was primarily attributable to net cash outflow due to the deconsolidation of one of the Company’s subsidiaries and net cash used in operating activities, partially offset by net cash inflow from financing activities.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

First Nine Months 2022 Financial Results

Total revenues for the first nine months of 2022 increased by 33.3% to RMB741.4 million (US$104.2 million) from RMB556.2 million in the same period of 2021.

Total revenues from recommendation services increased by 34.3% to RMB560.4 million (US$78.8 million) in the first nine months of 2022 from RMB417.3 million in the same period of 2021.

Revenues from recommendation services for credit cards increased by 23.6% to RMB365.2 million (US$51.3 million) in the first nine months of 2022 from RMB295.5 million in the same period of 2021. Credit card volume in the first nine months of 2022 increased by 19.6% to approximately 3.2 million from 2.7 million in the same period of 2021. The average fee per credit card were RMB113.4 (US$15.9) in the first nine months of 2022 and RMB110.0 in the same period of 2021, respectively.

Revenues from recommendation services for loans increased by 60.3% to RMB195.2 million (US$27.4 million) in the first nine months of 2022 from RMB121.8 million in the same period of 2021, primarily due to an increase in the number of loan applications on our platform. The number of domestic loan applications on the Company’s platform was approximately 13.2 million in the first nine months of 2022, representing a 40.2% increase from that in the same period of 2021. The average fee per domestic loan application increased to RMB14.8 (US$2.1) in the first nine months of 2022 from RMB13.0 in the same period of 2021.

Revenues from big data and system-based risk management services decreased by 27.6% to RMB68.0 million (US$9.6 million) in the first nine months of 2022 from RMB93.9 million in the same period of 2021, primarily due to the COVID-19 impact on our cooperation with customers as well as product adjustments.

Revenues from advertising and marketing services and other services increased by 151.7% to RMB113.0 million (US$15.9 million) in the first nine months of 2022 from RMB44.9 million in the same period of 2021, primarily due to the growth of the Company’s insurance brokerage services and other new business initiatives.

Cost of promotion and acquisition3 increased by 39.1% to RMB521.5 million (US$73.3 million) in the first nine months of 2022 from RMB374.9 million in the same period of 2021. The increase was in line with the growth of the Company’s revenues from recommendation services, insurance brokerage services and other new business initiatives.

3 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Company outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition were RMB177.4 million and RMB49.8 million for the first half year of 2021, respectively.

Cost of operation decreased by 4.8% to RMB59.9 million (US$8.4 million) in the first nine months of 2022 from RMB62.9 million in the same period of 2021. The decrease was primarily attributable to decreases in payroll costs and depreciation expenses, partially offset by an increase in software development and maintenance costs related to big data and system-based risk management services.

Sales and marketing expenses decreased by 6.5% to RMB101.6 million (US$14.3 million) in the first nine months of 2022 from RMB108.7 million in the same period of 2021. The decrease was primarily due to a decrease in payroll expenses, partially offset by an increase in call center outsourcing expenses.

Research and development expenses decreased by 14.3% to RMB87.7 million (US$12.3 million) in the first nine months of 2022 from RMB102.3 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses decreased by 23.7% to RMB79.9 million (US$11.2 million) in the first nine months of 2022 from RMB104.7 million in the same period of 2021, primarily due to decreases in professional fees, share-based compensation expenses and payroll costs, partially offset by an increase in credit loss expenses.

Impairment of goodwill and intangible assets was RMB13.3 million (US$1.9 million) in the first nine months of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom Treasure (Beijing) Co., Ltd. There was no such impairment loss in the same period of 2021.

Loss from operations was RMB122.4 million (US$17.2 million) in the first nine months of 2022, compared with RMB197.3 million in the same period of 2021. Operating loss margin was 16.5% in the first nine months of 2022, compared with 35.5% in the same period of 2021. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization, partially offset by the impairment of goodwill and intangible assets.

Others, net decreased by 73.6% to RMB11.6 million (US$1.6 million) in the first nine months of 2022 from RMB44.0 million in the same period of 2021. The Company recognized an impairment loss of RMB8.7 million on investments and an investment gain of RMB6.1 million resulting from the deconsolidation of one of its subsidiaries4 in the first nine months of 2022; while the Company recognized a realized investment gain of RMB40.3 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the first nine months of 2021. There was no such gain in the same period of 2022.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and additional gains, if any, will be recognized in earnings when such gains are realized.

Net loss was RMB114.1 million (US$16.0 million) in the first nine months of 2022 compared with RMB155.8 million in the same period of 2021. Net loss margin was 15.4% in the first nine months of 2022 compared with 28.0% in the same period of 2021.

Non-GAAP adjusted net loss1, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments, was RMB92.2 million (US$13.0 million) in the first nine months of 2022, compared with RMB140.8 million in the same period of 2021. Non-GAAP adjusted net loss margin1 was 12.4% in the first nine months of 2022 compared with 25.3% in the same period of 2021.

Non-GAAP adjusted EBITDA2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first nine months of 2022 was a loss of RMB84.7 million (US$11.9 million), compared with a loss of RMB129.5 million in the same period of 2021.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 2, 2022 (8:00 PM Beijing/Hong Kong Time on December 2, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 9, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	3587296

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Oscar Chen, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Crystal Lai, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen Advisory

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of September 30,
(In thousands)	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	444,933	356,873	50,168
Time deposits	10,000	-	-
Restricted time deposits	234,601	303,412	42,653
Short-term investment	35,950	-	-
Accounts receivable, net (including amounts billed through related party of RMB4,359 and RMB2,298 as of December 31, 2021 and September 30, 2022, respectively)	175,165	190,229	26,742
Amount due from related parties	140	155	22
Prepayments and other current assets	53,466	57,676	8,108
Total current assets	954,255	908,345	127,693
Non-current assets:
Property and equipment, net	12,617	12,189	1,714
Intangible assets, net	21,675	19,019	2,674
Goodwill	10,236	-	-
Restricted cash and time deposits	37,266	40,165	5,646
Other non-current assets	33,873	20,850	2,931
Total non-current assets	115,667	92,223	12,965
Total assets	1,069,922	1,000,568	140,658

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	181,853	246,606	34,667
Accounts payable (including amounts billed through related party of RMB2,384 and RMB7,882 as of December 31,2021 and September 30, 2022, respectively)	103,782	97,442	13,698
Advances from customers	47,221	51,848	7,289
Tax payable	14,670	11,530	1,621
Amount due to related parties	29,270	20,157	2,834
Accrued expenses and other current liabilities	152,521	80,436	11,308
Total current liabilities	529,317	508,019	71,417
Non-current liabilities:
Deferred tax liabilities	4,549	3,729	524
Other non-current liabilities	13,604	14,127	1,986
Total non-current liabilities	18,153	17,856	2,510
Total liabilities	547,470	525,875	73,927
Mezzanine equity:
Redeemable noncontrolling interest	1,689	10,667	1,500
Shareholders’ equity:
Ordinary shares	286	286	40
Treasury stock, at cost	(88,130)	(77,629)	(10,913)
Additional paid-in capital	1,902,587	1,889,823	265,667
Accumulated losses	(1,299,846)	(1,403,932)	(197,362)
Statutory reserves	2,027	2,027	285
Accumulated other comprehensive (loss)/income	(15,419)	47,493	6,676
Total Jianpu’s shareholders’ equity	501,505	458,068	64,393
Noncontrolling interests	19,258	5,958	838
Total shareholders’ equity	520,763	464,026	65,231
Total liabilities, mezzanine equity and shareholders’ equity	1,069,922	1,000,568	140,658

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands except for number of shares and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	46,749	82,114	11,543	121,843	195,186	27,439
Credit cards	115,688	129,454	18,198	295,492	365,229	51,343
Total recommendation services	162,437	211,568	29,741	417,335	560,415	78,782
Big data and system-based risk management services [b]	30,835	24,983	3,512	93,941	68,000	9,559
Advertising, marketing services and other services [b]	19,367	32,244	4,533	44,908	113,002	15,886
Total revenues	212,639	268,795	37,786	556,184	741,417	104,227
Costs and expenses:
Cost of promotion and acquisition [c] 3	(147,631)	(180,200)	(25,332)	(374,858)	(521,488)	(73,310)
Cost of operation [d] 3	(19,973)	(20,985)	(2,950)	(62,946)	(59,893)	(8,420)
Total cost of services	(167,604)	(201,185)	(28,282)	(437,804)	(581,381)	(81,730)
Sales and marketing expenses [3]	(34,051)	(34,539)	(4,855)	(108,690)	(101,561)	(14,277)
Research and development expenses [e]	(32,191)	(28,617)	(4,023)	(102,251)	(87,685)	(12,327)
General and administrative expenses	(39,375)	(23,044)	(3,239)	(104,708)	(79,875)	(11,229)
Impairment of goodwill and intangible assets	-	(13,327)	(1,873)	-	(13,327)	(1,873)
Loss from operations	(60,582)	(31,917)	(4,486)	(197,269)	(122,412)	(17,209)
Net interest expenses	(1,251)	(1,218)	(171)	(3,022)	(4,122)	(579)
Others, net	1,719	7,472	1,050	44,042	11,643	1,637
Loss before income tax	(60,114)	(25,663)	(3,607)	(156,249)	(114,891)	(16,151)
Income tax benefits	144	588	83	439	837	118
Net loss	(59,970)	(25,075)	(3,524)	(155,810)	(114,054)	(16,033)
Less: net loss attributable to noncontrolling interests	(1,559)	(7,562)	(1,063)	(3,393)	(9,968)	(1,401)
Net loss attributable to Jianpu Technology Inc.	(58,411)	(17,513)	(2,461)	(152,417)	(104,086)	(14,632)
Accretion of mezzanine equity	-	-	-	-	(8,740)	(1,229)
Net loss attributable to Jianpu’s shareholders	(58,411)	(17,513)	(2,461)	(152,417)	(112,826)	(15,861)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	3,697	33,676	4,734	(3,868)	63,062	8,865
Total other comprehensive income/ (loss)	3,697	33,676	4,734	(3,868)	63,062	8,865
Total comprehensive income/(loss)	(56,273)	8,601	1,210	(159,678)	(50,992)	(7,168)
Less: total comprehensive loss attributable to noncontrolling interests	(1,009)	(7,581)	(1,066)	(2,762)	(9,818)	(1,380)
Total comprehensive income/(loss) attributable to Jianpu Technology Inc.	(55,264)	16,182	2,276	(156,916)	(41,174)	(5,788)
Accretion of mezzanine equity	-	-	-	-	(8,740)	(1,229)
Total comprehensive income/(loss) attributable to Jianpu’s shareholders	(55,264)	16,182	2,276	(156,916)	(49,914)	(7,017)
Net loss per share attributable to Jianpu’s shareholders
Basic	(0.14)	(0.04)	(0.01)	(0.36)	(0.27)	(0.04)
Diluted	(0.14)	(0.04)	(0.01)	(0.36)	(0.27)	(0.04)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.76)	(0.83)	(0.12)	(7.20)	(5.32)	(0.75)
Diluted	(2.76)	(0.83)	(0.12)	(7.20)	(5.32)	(0.75)
Weighted average number of shares
Basic	423,677,480	424,297,809	424,297,809	423,656,234	423,896,586	423,896,586
Diluted	423,677,480	424,297,809	424,297,809	423,656,234	423,896,586	423,896,586

[a] Including revenues from related party of RMB133 and RMB282 for the three months ended September 30, 2021 and 2022, respectively, and RMB403 and RMB416 for the nine months ended September 30, 2021 and 2022, respectively.

[b] Including revenues from related party of RMB1,044 and RMB1,486 for the three months ended September 30, 2021 and 2022, respectively, and RMB3,487 and RMB3,818 for the nine months ended September 30, 2021 and 2022, respectively.

[c] Including cost of promotion and acquisition from related party of nil and RMB41 for the three months ended September 30, 2021 and 2022, respectively, and nil and RMB185 for the nine months ended September 30, 2021 and 2022, respectively.

[d] Including cost of operation from related party of RMB395 and RMB79 for the three months ended September 30, 2021 and 2022, respectively, and RMB767 and RMB283 for the nine months ended September 30, 2021 and 2022, respectively.

[e] Including expenses from related party of RMB99 and RMB157 for the three months ended September 30, 2021 and 2022, respectively, and RMB112 and RMB524 for the nine months ended September 30, 2021 and 2022, respectively.

3 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Company outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition were RMB177.4 million and RMB49.8 million for the first half year of 2021, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months ended September 30,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(59,970)	(25,075)	(3,524)	(155,810)	(114,054)	(16,033)
Add: Share-based compensation expenses	9,137	1,957	275	14,971	6,396	899
Investment impairment loss	-	893	126	-	8,716	1,225
Impairment of goodwill and intangible assets	-	13,327	1,873	-	13,327	1,873
Investment gain of deconsolidation of subsidiaries[4]	-	-	-	-	(6,149)	(864)
Tax effects on Non-GAAP adjustments[5]	-	(464)	(65)	-	(464)	(65)
Non-GAAP adjusted net loss[1]	(50,833)	(9,362)	(1,315)	(140,839)	(92,228)	(12,965)
Add: Depreciation and amortization	1,866	1,082	152	8,707	3,806	535
Net interest expenses	1,251	1,218	171	3,022	4,122	579
Income tax benefits	(144)	(124)	(18)	(439)	(373)	(53)
Non-GAAP adjusted EBITDA[2]	(47,860)	(7,186)	(1,010)	(129,549)	(84,673)	(11,904)

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and additional gains, if any, will be recognized in earnings when such gains are realized.

5 Tax effects on Non-GAAP adjustments was tax effects relating to the impairment of intangible assets.